Exhibit 99.1

voxeljet AG | Paul-Lenz-Straße 1a | 86316 Friedberg | Germany

voxeljet AG

Augsburg, Germany

ISIN DE000A1X3WJ5 / WKN A1X3WJ (Shares),

ISIN US92912L1070 / WKN A1W556 (American Depositary Receipts)

We herewith invite our shareholders to attend the

annual general meeting

taking place

in the offices of the law firm Dechert LLP,

Erika-Mann-Str. 5, 80636 Munich, Germany,

on Friday, May 22, 2015, at 11:00 a.m. CET.

AGENDA

Item 1:                 Presentation of the Approved Financial Statements of voxeljet AG and of the Approved Consolidated Financial Statements of voxeljet Group for the Financial Year 2014, as well as of the Management Report and the Supervisory Board’s Report for the Financial Year 2014

The above-mentioned documents are available at our website at http://investor.voxeljet.com/. They will also be sent to our shareholders upon request. The documents will be available at the annual general meeting, as well, and explained in detail. In accordance with statutory provisions there will not be a resolution on item 1 as the supervisory board has already approved the financial statements and the consolidated financial statements.

voxeljet AG Paul-Lenz-Straße 1a | 86316 Friedberg | Germany Tel. +49 821 7483-100 Fax +49 821 7483-111 info@voxeljet.de | www.voxeljet.com

Vorstand | Management Board: Dr. Ingo Ederer, Rudolf Franz

Vorsitzender des Aufsichtsrates | Chairman of the

Supervisory Board: Peter Nietzer

Sitz | Registered office: Augsburg

Amtsgericht | Local court Augsburg: HRB 27999

Ust-IdNr. | VAT ID: DE 290474018

Bankhaus Hafner IBAN DE63 7203 0227 0041 5340 09 Swift Code: ANHODE77XXX HypoVereinsbank IBAN DE09 7202 0070 0335 936272 Swift Code HYVEDEMM408

Item 2:                 Resolution on the Discharge of the Management Board

The management board and the supervisory board propose to discharge the members of the management board in office in the financial year 2014 for this period.

Item 3:                 Resolution on the Discharge of the Supervisory Board

The management board and the supervisory board propose to discharge the members of the supervisory board in office in the financial year 2014 for this period.

Item 4:                 Resolution on the Appointment of the Auditor of the Annual Financial Statements, and the Auditor of the Annual Consolidated Financial Statements of the Financial Year 2015

Based on the recommendations of the audit committee, the supervisory board proposes to appoint the auditing firm KPMG AG Wirtschaftsprüfungsgesellschaft, Ganghoferstr. 29, 80339 Munich, as auditor of the annual financial statements, and as auditor of the consolidated financial statements of the financial year 2015.

Item 5:                 Resolution on the Authorization to acquire and to use Treasury Stock as well as on the Exclusion of Subscription Rights of the Existing Shareholders

The management board and the supervisory board propose to resolve the following:

a)                                     Pursuant to Section 71 para. 1 no. 8 of the German Stock Corporation Act (Aktiengesetz, “AktG”), the Company is authorized to acquire treasury stock in the period until May 22, 2020 in the total amount of up to 10% of the share capital existing at the time the resolution is passed by the general meeting or — if lower — at the time the authorization is exercised. The shares acquired on the basis of this authorization and the other shares of the Company already acquired and still held by, or to be attributable to it pursuant to Sections 71a et seq. Stock Corporations Act must at no time exceed 10% of the relevant share capital. This authorization comprises the acquisition of American Depository Receipts (“ADR”) of the Company listed on the New York Stock Exchange (“NYSE”), provided that, with regard to the limitation of the acquisition volume to 10% of the share capital, the number of ADRs shall be divided by the number of ADR representing one share.

b)                                     The acquisition shall occur by means of purchase on the stock exchange on which the shares / respectively ADRs of the Company are traded.

c)                                      The Company shall be authorized to apply the treasury shares / respectively ADRs acquired on the basis of this authorization in accordance with Section 71 para. 1 no. 8 Stock Corporations Act for all other statutory permissible purposes, besides a sale on the stock exchange, particularly for the following:

(1)                                 The treasury shares / respectively ADRs may be offered and transferred with the supervisory board’s consent for non-cash consideration, particularly in the course of merger transactions or to (including indirectly) acquire companies, enterprises, parts of enterprises, participations and other assets or claims to acquire assets, including receivables from the Company or companies affiliated thereto within the meaning of Sections 15 et seq. Stock Corporations Act.

(2)                                 The treasury shares / respectively ADRs may be sold with the supervisory board’s consent also in another way than on the stock exchange if they are sold for cash consideration at a price that is not materially lower than the stock exchange price of the shares / respectively ADRs of the Company at the time of their sale. The relevant stock exchange price within the meaning of the provision above shall be the arithmetic mean of the closing price of the ADRs on NYSE during the last ten trading days prior to the day of the sale of treasury stock. The provision above shall apply to the sale of treasury shares with the proviso that, in the calculation of the permissible selling price, the stock exchange price of an ADRs shall be multiplied by the number of ADR representing one share.

(3)                                 Treasury shares may be redeemed without requiring another resolution of the general meeting for the redemption or its enforcement. Redemption may be enforced by means of a capital decrease or without capital decrease by adjusting the proportionate amount of the remaining shares in the share capital. For this purpose, the management board is authorized to amend the number of shares in the articles of association.

d)                                     The authorizations contained in this resolution may, in each case, be exercised independently of each other, once or repeatedly, individually or jointly, fully or partially, even by group companies or third parties acting for the account of the Company or its group companies. Any acquired treasury shares may also be transferred to group companies.

e)                                      The shareholders’ subscription rights with regard to acquired treasury shares of the Company shall insofar be excluded as such shares are utilized in accordance with the authorizations set forth above in lit. c) (1) and (2).

The arithmetic portion of the share capital attributable to the shares / respectively ADRs utilized in accordance with the authorizations under lit. c) (2) may not exceed 10% of the share capital existing at the time of the resolution or — if lower — at the time the authorization is exercised to the extent the shares / respectively ADRs are issued for a cash consideration that is not materially lower than the stock exchange price by excluding the subscription right in corresponding application of Section 186 para. 3 sentence 4 Stock Corporations Act. The limitation of the issue volume to 10% of the share capital shall apply to ADRs, provided that the number of ADRs shall be divided by the number of ADRs representing one share. Shares / respectively ADRs that are issued or sold during the duration of this authorization until the time of its exercise by directly or correspondingly applying Section 186 para. 3 sentence 4 Stock Corporations Act shall be credited against this limitation of 10% of the share capital.

The resolution under this agenda item no. 5 replaces the resolution of the general meeting of October 11, 2013 on the authorization to acquire and to use own shares.

FURTHER INFORMATION, REMARKS AND REPORTS

Report of the Management Board to the General Meeting regarding Item No. 5 pursuant to Sections 71 para. 1 no. 8 sentence 5 and Section 186 para. 4 sentence 2, Section 186 para. 3 sentence 4 German Stock Corporations Act

a)                                     Summary

The authorization to acquire treasury shares and ADR in the amount of up to 10% of the share capital shall enable the Company to acquire treasury stock and to utilitze it particularly to finance mergers transactions and acquisitions, to transfer the treasury shares and ADRs to third parties for cash consideration or to redeem them. The authorization shall provide the Company with maximum flexibility.

b)                                     Exclusion of the Subscription Right

The treasury shares or ADRs acquired on the basis of the general meeting’s authorization of May 22, 2015 may be used in defined cases by excluding the shareholders’ subscription rights:

The Company shall be enabled to have treasury shares or ADR at its disposal to use them as consideration in the course of merger transactions or to (including indirectly) acquire companies, enterprises, parts of enterprises, participations and other assets or claims to acquire assets, including receivables from the Company or affiliated companies within the meaning of Sections 15 et seq. Stock Corporations Act. The international competition and the globalization increasingly require this kind of consideration. The proposed authorization shall thus provide the Company with the required flexibility to use any acquisition opportunities in a quick, flexible manner without weakening the Company’s liquidity. The proposed exclusion of the shareholders’ subscription rights serves this purpose. When determining the valuation ratio, the Company will ensure that the shareholders’ interests are adequately protected in consideration of the stock exchange price but without arithmetic connection thereto. There are currently no specific plans to exercise this authorization.

Furthermore, the Company shall be enabled to sell treasury shares or ADRs for cash consideration also in another way than on the stock exchange to third parties, for example to institutional investors or to attract new groups of investors. Such sale shall be subject to the requirement that the realized price is not materially lower than the stock exchange price of shares or ADRs of the same class of the Company at the time of their sale (without ancillary costs of purchase). The possibility to sell acquired treasury shares or ADRs for cash consideration by excluding the shareholders’ subscription right serves the Company’s interest in realizing the maximum price when selling the treasury shares or ADRs. The exclusion of the subscription rights enables a placement close to the stock exchange price so that the customary discount in case of an issue with subscription rights is not applicable. The uncertainty of future stock exchange trends is avoided by the immediate inflow of funds. The orientation to the stock exchange price accommodates any interest in anti-dilution and adequately protects the shareholders’ interests in respect of assets and voting rights. When determining the selling price, the management shall seek to keep a deduction, if any, as low as possible in the light of the market conditions. The shareholders shall generally be able to preserve their participation quota by acquiring shares or ADRs on the stock exchange while the Company gains further freedom to act in the interest of all shareholders by benefiting from a favorable situation on the stock exchange at short notice. There are currently no specific plans to exercise this authorization.

Finally, the Company shall be able to redeem treasury shares even without a new resolution of the general meeting being required. In this regard, the redemption shall be possible with or without a capital decrease at the option of the competent bodies, whereby the proportionate amount of each share in the share capital shall be increased, if the share capital is not decreased. In this case the management board is authorized to amend the number of shares in the articles of association.

c)                                      Exercise of the Authorization to acquire Treasury Stock

The management board will notify the next general meeting of any exercise of the authorization to acquire treasury stock.

Total Number of Shares and Voting Rights

At the time of this invitation to attend the annual general meeting, the Company’s share capital amounts to EUR 3,720,000.00 divided into 3,720,000 registered no-par value shares. One share grants one vote in the annual general meeting so that the total number of voting rights is 3,720,000. The Company does not hold treasury shares.

Provisions for attending the Annual General Meeting and exercising Voting Rights

Pursuant to Section 16 para. 1 of the articles of association, any shareholder who is listed in the Company’s share register and who registered for the annual general meeting is entitled to attend the annual general meeting and to exercise his/her voting rights. The registration for the annual general meeting must be served to the Company by

Friday, May 15, 2015, 24:00 (“Record Date”)

in text form (Section 126b German Civil Code (BGB)) either in the German or the English language to the following address:

voxeljet AG

Management Board

Paul-Lenz-Strasse 1a

86316 Friedberg, Germany

Email: HV2015@voxeljet.de

The share register as at the Record Date, i.e. Friday, May 15, 2015, 24:00, is decisive for the right to attend the annual general meeting.

Vis-à-vis the Company only those shareholders who are listed in the share register at the Record Date are entitled to attend the annual general meeting and to exercise their voting rights. This means that shareholders who acquire their shares after the Record Date are not entitled to attend the annual general meeting.

Shareholders who register for the annual general meeting in due time but who sell their shares after the Record Date are — vis-à-vis the Company - nevertheless entitled to attend the annual general meeting and to exercise their voting rights. The Record Date does not affect the shareholders’ right to sell their shares.

Holders of American Depositary Receipts may obtain further information from the Custodian Citibank N.A. — ADR Shareholder Services under the telephone number +1-887-248-4237. Please note that this number is in operation from 8:30AM to 6:00PM EST (Eastern Standard Time).

Procedure for being represented by a Representative and voting by Proxy

Shareholders who have duly registered for the annual general meeting can exercise their rights to attend and to vote in the annual general meeting by a representative, such as the custodian bank, an association of shareholders, or another person of their choice. The power of attorney, its revocation and the proof of authorization vis-à-vis the Company must generally be made in text form (Section 126b German Civil Code (BGB)). Notwithstanding the foregoing, the authorization of financial institutions, shareholders’ associations or other persons on par with the persons pursuant to Section 135 German Stock Corporation Act is subject to the specific provisions of Section 135 German Stock Corporation Act we ask you to agree upon the details of the authorization of financial institutions or professional agents directly with them.

Proxy forms which may be used for granting a power of attorney can be obtained from the Company at the following address:

voxeljet AG

Management board

Paul-Lenz-Strasse 1a

86316 Friedberg, Germany

Fax: +49 821 7483 111

Email: HV2015@voxeljet.de

Proxy forms may also be downloaded from our website at the following link:

http://investor.voxeljet.com/

You can particularly use any forms provided by financial institutions, shareholders’ associations and other persons on par with the persons pursuant to Section 135 para. 8 and para. 10 and Section 125 para. 5 German Stock Corporation Act for their own authorization.

The attorney-in-fact may prove his/her authorization by showing the power of attorney at the entry control on the day of the annual general meeting. The proof of authorization may also be sent by mail, telefax, or electronically by email to the aforementioned address of the Company. Any power of attorney already granted may, furthermore, be revoked by declaration directly sent to the Company in the aforementioned manner.

If you wish to send powers of attorney, proofs of authorization, and revocations of powers of attorney by mail, telefax, or e-mail, please send them to the aforementioned address by the end of Wednesday, May 20, 2015 (24:00h) at the latest.

Motions to supplement the Agenda pursuant to Section 122 para. 2 German Stock Corporation Act

Shareholders whose shares have, together or individually, a proportionate amount of EUR 186,000.00 (representing 186,000 shares in the Company) may request that items are included and announced in the agenda (request for supplements). Reasons must be given for each new item, and each new item must be accompanied by a draft resolution. The shareholders filing the motion, furthermore, have to prove that they have been holding the shares for at least three months, and that they will continue to hold the shares until the decision about the request for supplements has been made. In this regard it is unclear whether the period of three months is to be calculated until the time the request for supplements is received by the Company or the day the annual general meeting takes place.

In the first case, the shareholders filing the motion have to prove that they have been holding the shares for at least three months prior to the receipt of the request for supplements. In the latter case, the shareholders filing the motion have to prove that they have been holding the shares at least since February 21, 2015, 24:00h. The Company will apply the period which is most favorable for the shareholders filing the motion, and announce the request for supplements if the shareholders have proved that they have been holding the required number of shares since February 21, 2015, 24:00h.

The request for supplements has to be made in writing to the Company’s management board and served within 30 days prior to the annual general meeting (whereby the day of the annual general meeting and the day of receipt are not counted), i.e. not later than by April 21, 2015, 24:00h.

Please send your request for supplements to the following address:

voxeljet AG

Management board

Paul-Lenz-Strasse 1a

86316 Friedberg, Germany

Email: HV2015@voxeljet.de

Duly made requests for supplements will be announced by the Company without undue delay after receipt of the request for supplements in the same way as the invitation, unless the request has already been announced together with the invitation.

Counter-Motions and Nominations by Shareholders pursuant to Sections 126 para. 1, 127 German Stock Corporation Act

Shareholders may send to the Company counter-motions to proposals from the management board and the supervisory board with regard to certain items of the agenda (counter-motions), as well as proposals for the election of auditors (nominations).

Any counter-motion and nomination by the Company’s shareholders including the shareholder’s name, the reasons and the management’s comments, if any, will be made available on the Company’s website at

http://investor.voxeljet.com/

if the counter-motion including the statutorily required reasons and/or the nomination including the reasons, if any, which are not statutorily required, are served to the Company in text form (Section 126b German Civil Code (BGB)) by May 07, 2015, 24:00 CET at the latest at the following address:

voxeljet AG

Management board

Paul-Lenz-Strasse 1a

86316 Friedberg, Germany

Email: HV2015@voxeljet.de

Counter-motions and nominations by shareholders that do not meet the aforementioned requirements, as well as the respective reasons, will not be made available. Furthermore, counter-motions have not to be made available under the prerequisites set forth in Section 126 para. 2 German Stock Corporation Act if, for example, the counter-motion results in an illegitimate or immoral resolution by the annual general meeting.

If several shareholders file counter-motions or nominations with regard to the same item, the Company’s management board may summarize the counter-motions or nominations including the respective reasons (Section 126 para. 3 German Stock Corporation Act).

Right to demand Information pursuant to Section 131 para.1 German Stock Corporation Act

Each shareholder or representative of a shareholder may request information in the annual general meeting from the management board with regard to the Company’s affairs, as well as the Company’s legal and business relations to affiliated companies, to the extent the information is required to properly assess an item of the agenda, and to the extent there does not exist a statutory right to withhold information (Section 131 para. 3 German Stock Corporation Act).

Further Explanations and Information on the Company’s Website, Availability of Documents

Any and all information and documents pursuant to Section 124 a German Stock Corporation Act including further explanations regarding the shareholders’ rights pursuant to Sections 122 para. 2, 126 para. 1, 127, 131 para. 1 German Stock Corporation Act will be made available on the Company’s website at

http://investor.voxeljet.com/

as from the date hereof. Any and all documents to be made available by operation of law will also be available for inspection at the annual general meeting.

Friedberg, Germany, April 2015

The Management Board